Exhibit 99.1

  No. 05/09

IAMGOLD FOURTH QUARTER AND YEAR END 2008 FINANCIAL RESULTS TO BE
RELEASED AFTER MARKET CLOSE FEBRUARY 24, 2009

Toronto, Ontario, February 19, 2009 – IAMGOLD Corporation will release fourth quarter and year end 2008 financial results after the market closes on Tuesday February 24, 2009.

A conference call will be held on Wednesday, February 25, 2009 at 11:00 a.m. (Eastern Standard Time) to discuss these results.  A webcast of the conference call will be available through the Company’s website – www.iamgold.com.

Conference Call Information:

North America Toll-Free: 1-866-551-1530 or 1-212-401-6700
Passcode: 5415694#

A replay of this conference call will be available from 2:00 p.m. February 25 to March 31, 2009.  Access this replay by dialing:

North America toll-free: 1-866-551-4520 or 1-212-401-6750, passcode: 243151#

ABOUT IAMGOLD

IAMGOLD is a leading mid-tier gold mining company producing approximately one million ounces from 7 mines on 3 continents.  IAMGOLD is focused on growth with a target to reach 1.8 million ounces gold production by 2012.  IAMGOLD is uniquely positioned, with a strong financial base, together with the management and operations expertise to execute on our aggressive growth objectives.  IAMGOLD is focused in West Africa, the Guiana Shield of South America and in Quebec with a pipeline of development and exploration projects. IAMGOLD continues to assess accretive acquisition opportunities with a strategic fit.  IAMGOLD is listed on the Toronto Stock Exchange (“IMG”), the New York Stock Exchange (“IAG”) and the Botswana Stock Exchange.

For further information please contact:
IAMGOLD Corporation:

Elaine Ellingham
Senior VP, Investor Relations & Communications
Tel: 416 360 4743
Toll-free: 1 888 464 9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.